NorthStar Realty Finance Corp.
527 Madison Avenue, 16th Floor
New York, New York 10022

April 24, 2006

Via EDGAR

Attn: Mr. Geoffrey Ossias

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Registration Statement on Form S-3 (File No. 333-132890)
of NorthStar Realty Finance Corp. (the “Company”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the Company hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form S-3 to Wednesday, April 26, 2006 at 4:00 p.m., or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the registration statement, the Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NorthStar Realty Finance Corp.

By:  /s/ Albert Tylis

Name: Albert Tylis
Title: General Counsel

cc:	Elaine Wolff
(Securities and Exchange Commission)

William G. Farrar
(Sullivan & Cromwell LLP)